EXHIBIT 99.1

Federal Home Loan Bank of San Francisco

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three months ended		Six months ended
(Dollars in millions)	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Earnings:
Income before assessments	$304	$196	$631	$389
Fixed charges	2,234	2,860	5,386	5,809

Total earnings	$2,538	$3,056	$6,017	$6,198

Fixed charges:
Interest expense	$2,234	$2,860	$5,385	$5,808
Estimated interest component of net rental expense(1)	—	—	1	1

Total fixed charges	$2,234	$2,860	$5,386	$5,809

Ratio of earnings to fixed charges	1.14	1.07	1.12	1.07

(1)	Represents an estimated interest factor